SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ---------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                                ---------------

                           DAVIDSON GROWTH PLUS, L.P.
                            (Name of Subject Issuer)

                            DGP ACQUISITION, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                IB HOLDING, INC.
                        RIVERDALE INVESTORS CORP., INC.
                                 CARL C. ICAHN
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                                ---------------

                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602
                                 (803) 239-1675

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                ---------------

                                    Copy to:
                              John A. Healy, Esq.
                           Robert E. King, Jr., Esq.
                                 Rogers & Wells
                                200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

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                      Index to Exhibits Located at Page 4

                               Page 1 of 6 Pages







     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on December 8, 1995 by DGP Acquisition, L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer of the Purchaser to purchase up to 11,349 of the outstanding units of limited partnership interest (the "Units") of Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"), at $240.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1995 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.  Additional Information.

     (f) The Offer has been extended to 5:00 p.m., New York time, on Tuesday, January 16, 1996. On January 8, 1996, the Purchaser issued a press release announcing such extension and reporting that approximately 1,637 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

Item 11.  Material to be Filed as Exhibits.

     (a)(5)  Text of press release issued by the Purchaser on January 8, 1996.


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                             SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1996


                                      DGP ACQUISITION, L.L.C.

                                      By:   IB Holding, Inc., Manager


                                      By: /s/ Jeffrey L. Goldberg
                                          ---------------------------
                                           Jeffrey L. Goldberg
                                           President



                                      INSIGNIA FINANCIAL GROUP, INC.

                                      By: /s/ Jeffrey L. Goldberg
                                          ---------------------------
                                           Jeffrey L. Goldberg
                                           Managing Director



                                      IB HOLDING, INC.

                                      By: /s/ Jeffrey L. Goldberg
                                          ---------------------------
                                           Jeffrey L. Goldberg
                                           President



                                      RIVERDALE INVESTORS CORP., INC.

                                      By: /s/ Robert J. Mitchell
                                          ---------------------------
                                           Robert J. Mitchell
                                           Vice President



                                      CARL C. ICAHN*

                                      *By: /s/ Theodore Altman
                                          ---------------------------
                                            Theodore Altman
                                            Attorney-in-Fact


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                             EXHIBIT INDEX
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Exhibit No.                   Description
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(a)(5)       Text of press release issued by the Purchaser on January 8, 1996.






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